October 28, 2008

Yongxing Song
Chief Executive Officer
China Power Equipment, Inc.
6th Floor, Fei Jing International
No. 15 Gao Xin 6th Road
Hi-Tech Industrial Development Zone
Xi'an, Shaanxi, China 710075

> **Re:    China Power Equipment, Inc.**
> **Amendment No. 5 to Form SB-2 on Form S-1**
> **Filed October 22, 2008**
> **File No. 333-147349**

Dear Mr. Song:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership of Certain Beneficial Owners and Management, page 44

1.    We note that you have disclosed beneficial ownership as of July 10, 2008. Please revise your disclosure to provide holdings as of a more recent date.

As appropriate, please amend your registration statement in response to the comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provide any requested information.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any questions.

Sincerely,


Peggy Fisher
Assistant Director


cc (via fax):    Darren Ofsink, Esq.